SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment 7)*

Caesars Entertainment Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

127686103
 (CUSIP Number)

Andrew Langham
Icahn Capital LP
767 Fifth Avenue, 47th Floor
New York, New York 10153
(212) 702-4300

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 20, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d‑7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

Item 1. Security and Issuer

This statement constitutes Amendment No. 7 to the Schedule 13D relating to the shares of Common Stock, par value $0.01 per share (“ Shares” ), issued by Caesars Entertainment Corporation (the “ Issuer” ), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission (the “ SEC” ) on February 19, 2019 (as amended, the “ Schedule 13D” ), as amended by Amendment No. 1 to the Schedule 13D filed with the SEC on March 1, 2019, Amendment No. 2 to the Schedule 13D filed with the SEC on March 8, 2019, Amendment No. 3 to the Schedule 13D filed with the SEC on March 11, 2019, Amendment No. 4 to the Schedule 13D filed with the SEC on March 29, 2019, Amendment No. 5 to the Schedule 13D filed with the SEC on June 24, 2019 and Amendment No. 6 to the Schedule 13D filed with the SEC on August 8, 2019 to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by the addition of the following:

As disclosed by the Issuer on June 24, 2019, the Issuer (“Former Caesars”) entered into that certain Agreement and Plan of Merger (the “Merger Agreement”) with Eldorado Resorts, Inc. (“New Caesars”) and Colt Merger Sub, Inc. (“Merger Sub”).

On July 20, 2020, the transactions contemplated by the Merger Agreement were consummated, including the merger of Merger Sub with and into Former Caesars, with Former Caesars continuing as the surviving corporation and a wholly owned subsidiary of New Caesars following the merger (the “Merger”).

At the effective time of the Merger, each issued and outstanding Share of Former Caesars held by the Reporting Persons was cancelled and converted into the right to receive the Merger Consideration (as defined in the Merger Agreement). As a result of the foregoing, the Reporting Persons do not beneficially own any Shares of Former Caesars, but expect to beneficially own approximately 2.2% of New Caesars.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended by replacing it in its entirety with the following:

(a) As of the date hereof and as a result of the Merger, the Reporting Persons do not beneficially own any Shares of Former Caesars.

(b) As of the date hereof and as a result of the Merger, the Reporting Persons do not beneficially own any Shares of Former Caesars.

(c) Except as described in Item 4 above, the Reporting Persons have not effected any transactions with respect to the Shares of Former Caesars within the past 60 days.

(d) Not applicable.

(e) As of the date hereof and as a result of the Merger, the Reporting Persons do not beneficially own any Shares of Former Caesars.

Item 6. Interest in Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by adding the following at the end thereof:

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 6.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 21,2020

ICAHN PARTNERS MASTER FUND LP
ICAHN OFFSHORE LP
ICAHN PARTNERS LP
ICAHN ONSHORE LP
BECKTON CORP.
HOPPER INVESTMENTS LLC
BARBERRY CORP.
HIGH RIVER LIMITED PARTNERSHIP
By: Hopper Investments LLC, general partner
By: Barberry Corp.

By: /s/ Keith Cozza
Name: Keith Cozza
Title: Authorized Signatory

ICAHN CAPITAL LP
By: IPH GP LLC, its general partner
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
IPH GP LLC
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES G.P. INC.

By: /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

/s/ Carl C. Icahn
CARL C. ICAHN

[Signature Page of Schedule 13D/A, No. 7 – Caesars Entertainment Corporation]